Exhibit 99.1 -- Comments of Alfred M. Rankin, Jr., Chairman, President and Chief Executive Officer, at the NACCO Industries, Inc. Annual Meeting of Stockholders May 9, 2001

         I will begin my remarks by noting that some of my comments include forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those expressed in these forward looking statements are described in our press release dated April 19, 2001.
                                      # # #
         NACCO Industries reported a 12 percent revenue increase in 2000 to a record $2.9 billion. The Company reported net income of $67.7 million, which included an extraordinary gain and a special charge at our Bellaire non-operating subsidiary, and special charges at both NACCO Materials Handling Group and North American Coal. On a comparable year-to-year basis, excluding the extraordinary gain and special charges, net income for 2000 was $53.6 million compared to $54.3 million in 1999.

         Several factors affected results in each of our businesses in 2000.

         At NACCO Materials Handling Group, comparable net income increased 53 percent to $36.3 million in the year 2000. Results benefited from record lift truck shipments, increased parts sales and manufacturing efficiencies at NMHG's Wholesale operations, which had an increase in comparable net income of 33 percent to $52 million. For the second consecutive year, however, adverse currency exchange rates in Europe had a negative impact on the results of both NMHG Wholesale and Retail. NMHG Retail's operations were also affected by costs associated with efforts to strengthen retail distribution capabilities for our Hyster(R) and Yale(R) brands in low market share countries. Those efforts led to losses in Retail operations of $15.7 million in 2000, including intercompany eliminations.
         At NACCO Housewares Group, intense price competition and increased costs for commodities such as resins, packaging and diesel fuel reduced margins which, in combination with continuing start-up inefficiencies in Mexico, resulted in a decline in comparable net income to $10.4 million for 2000. Revenues, however, increased 9 percent to $650 million.
         At North American Coal, increased costs at our San Miguel mine and lower royalty payments contributed to a decline in comparable net income to $14.8 million for 2000.
         While financial results in 2000 did not meet our expectations, we had other very positive developments in each of our businesses.
          At North American Coal, the acquisition of assets from Phillips Coal Company gave the Company 100 percent ownership of both the Red River mine in Louisiana and the new Red Hills mine in Mississippi. Previously, North American Coal owned a 50 percent interest in the Red River mine and a 25 percent interest in the Red Hills mine.
         In addition, very significantly, North American Coal also acquired the undeveloped coal reserves associated with these mines and 560 million tons of additional undeveloped reserves in Texas, Mississippi and Tennessee. North American Coal now owns 2.8 billion tons of coal reserves with 1.3 billion tons committed to customers through long-term contacts.
         Also in 2000, North American Coal withdrew from two potential coal mine-power plant projects in Turkey as a result of the unfavorable economic conditions in that country. We are focusing our international efforts on a potential project in India.
           At NACCO Materials Handling Group, a comprehensive Gap Closure program was undertaken to help achieve our goal of a 9 percent operating profit before goodwill amortization. This program includes the continuation of the already successful Demand Flow(R) Technology and Value Improvement Programs. However, Gap Closure goes much further. We are phasing out manufacturing activities this year at the Danville, Illinois, plant and transferring them to other NMHG plants. We doubled the size of our Mexican component plant and are using the latest technology to achieve a low-cost structure for manufacturing lift truck frames and other fabricated parts for our U.S. assembly operations. We are also changing the way we design and develop new lift truck products by using innovative product definition and engineering design methods to provide customers with enhanced solutions to their material handling needs at lower manufacturing costs.
         Also in 2000, we continued to strengthen our network of company owned dealerships by acquiring the Brambles Equipment Division's lift truck rental business in Australia. With this acquisition, we have assembled a comprehensive Hyster(R) and Yale(R) new units, parts and rental business in Australia. We are now shifting our focus there to increasing our professionalism and economy-of-scale structure in a way that should ultimately provide a road map for our evolving worldwide, largely independently owned, distribution system.
         At Hamilton Beach/Proctor-Silex, we developed and introduced a line of products under the General Electric brand exclusively for Wal-Mart. The first phase of this program began last fall with the introduction of 13 products. Additional GE-branded products were introduced this spring and more products are expected to be added over the next two years.
         Last year we also successfully test marketed a promising new home odor eliminator product called TrueAir(R). We launched the product nationally in the first quarter of 2001 with a broad-based television advertising campaign.
         In January of this year, we announced the appointment of Dr. Michael Morecroft as president and chief executive officer of Hamilton Beach/Proctor-Silex. Mike joined Hamilton Beach in 1990 and has led the company's product development and engineering activities since 1991. Mike is focusing his considerable management skills on strengthening, and then executing, the company's operational and business strategies.
         In the first quarter of 2001, NACCO Industries faced an extremely challenging business environment. Consumer confidence in the economy declined rapidly as falling stock prices erased nearly one-third of the value of the U.S. equity markets; business confidence mirrored falling consumer confidence.
         Against this backdrop, NACCO Industries last month nevertheless reported a third consecutive quarter of improved operating results. Revenues for the first quarter of 2001 increased 5 percent to $717.2 million. Income before the cumulative effect of accounting changes for the first quarter of 2001 increased 57 percent to $14.4 million, or $1.76 per share. Net income after the cumulative effect of accounting changes increased 42 percent to $13.1 million, or $1.60 per share.
         Our improved results were due primarily to increased net income at North American Coal and NACCO Materials Handling Group compared to the first quarter of 2000. These results were partially offset by reduced net income at NACCO Housewares Group.
         Despite improved first quarter results, however, signs of a slowing U.S. economy were evident in the first quarter. Lift truck backlog fell from the fourth quarter of 2000 at NACCO Materials Handling Group and sales at NACCO Housewares Group were sluggish on a comparable basis.
         With this perspective on our 2000 and first quarter 2001 results, I will now turn to the outlook for the remainder of the year. At NACCO Materials Handling Group, we are watching the overall lift truck market very carefully to ensure that we respond quickly to emerging market trends in this uncertain economic environment. We are acting in an extremely cautious manner. We are emphasizing cost reduction programs, putting in place enhanced budget controls, reducing capital expenditures and managing working capital very carefully.
         Also, the phase-out of the Danville manufacturing plant, made possible largely by our Demand Flow(R) Technology program, which consolidated space and opened up manufacturing capacity at other lift truck assembly plants, is proceeding ahead of schedule. We are hopeful that the program's one-time expenses will be put behind us more quickly and that the benefits will flow through sooner. We now expect after-tax expenses of $7.1 million in 2001 and $1.5 million in 2002 and estimated after-tax cost savings of $9.3 million annually in 2002 and thereafter.
         In Europe, the pound-euro currency relationship has slipped after a period of improvement. On the other hand, our sourcing costs in Japan have improved with the weakening of the yen. The result is that currency is still a mixed situation for us with the greatest negative impact on our European business.
           Our key objective at our NMHG Retail operations is to improve the operations and reduce the losses of our wholly owned dealers in Europe. Over the long term, our objective is to have strong Hyster(R) and Yale(R) distribution throughout the world mainly through experienced and strong independent dealers as our partners.
         At Hamilton Beach/Proctor-Silex, we expect overall unit volume and revenue growth in 2001 as a result of the General Electric-branded program for Wal-Mart and the recently introduced TrueAir(R) home odor eliminator product. There are also significant opportunities for reducing inventory and improving manufacturing and distribution efficiencies. In particular, the expansion of the Memphis warehouse is expected to be completed by mid-year.
         At Kitchen Collection, we expect to continue opening a modest number of new stores. The most important program will be the continued testing of the new Gadgets and More(R) store format.
         At North American Coal, the power plant at the Red Hills mine in Mississippi is expected to begin full operation around mid-year. Further, we anticipate a more favorable environment for new coal-burning power plants in the United States. North American Coal's 1.5 billion tons of uncommitted coal reserves make it well-positioned to provide lignite under long-term contracts.
         In closing, I want to emphasize that our overall long-term objectives remain focused on building the intrinsic value of our businesses, achieving our return objectives of at least a 14 percent return on equity, and deploying free cash flow for reinvestment in our businesses, debt reduction, acquisitions, share repurchases and moderate dividend increases, depending on the Company's needs and opportunities.
                                      # # #
         I will now be happy to answer your questions.

         The statements contained in these comments that are not historical facts are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties with respect to each subsidiary's operations include, without limitation:
         NACCO Materials Handling Group: (1) changes in demand for lift trucks and related service parts on a worldwide basis, including reduced demand resulting from a downturn in the U.S. economy, (2) changes in sales prices, (3) delays in delivery or changes in costs of raw materials or sourced products and labor, (4) delays in manufacturing and delivery schedules, (5) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which NMHG operates and/or sells products, (6) delays in or increased costs of the Danville, Illinois, manufacturing plant phase-out, (7) product liability or other litigation, warranty claims or other returns of products, (8) acquisitions of dealerships by NMHG, (9) costs related to the integration of acquisitions and
(10) increased competition, foreign currency exchange movements and/or changes in operating costs attributable to the euro.
         NACCO Housewares Group: (1) changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric appliances, (2) bankruptcy of or loss of major retail customers or suppliers, (3) changes in costs of raw materials, including petroleum-based resins used in manufacturing, or sourced products, (4) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which Hamilton Beach/Proctor-Silex buys, operates and/or sells products, (5) product liability, regulatory reviews or other litigation, warranty claims or returns of products, (6) increased competition,
(7) customer acceptance, changes in costs or delays in the development of the GE-branded products to be sold to Wal-Mart and of new home environment products and (8) weather conditions or further changes in gasoline prices that would affect the number of customers visiting Kitchen Collection stores.
         North American Coal: (1) weather conditions and other events that would change the level of customers' fuel requirements, (2) weather or equipment problems that could affect lignite deliveries to customers, (3) changes in maintenance, fuel or other similar costs, (4) costs to pursue international opportunities and (5) delays in lignite production at the Red Hills Mine or further delays in the start-up of the Red Hills power plant.